Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
October 11, 2011

                                                                    October 2011

                                              J.P. Morgan Structured Investments

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Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free
(866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to JPMorgan ETF Efficiente 5 Index (the "Strategy") are our
senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index fund that forms part of the Strategy.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon. Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted
that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved. Use of Simulated Returns Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Strategy and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund. The results obtained from
"back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials.
The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations.
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Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured

Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
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Overview

The JPMorgan ETF Efficiente 5 Index (the "Index" or the "Strategy" or "ETF
Efficiente") is a member of J.P. Morgan's family of Efficiente indices which generally seek to provide exposure to a range of asset classes and geographic regions based on the modern portfolio theory approach to asset allocation. ETF
Efficiente leverages the convenience of exchange-traded funds ("ETF"s) as well as the rapidly growing investment options available with ETFs to provide exposure to a wide range of asset classes and regions. The Index selects from a basket of 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3
Month (the "Cash Index"). The ETF Constituents, together with the Cash Index, are referred to as the Basket Constituents.

Key features of the Index include:

[]   the use of ETFs to provide access to a broad range of asset classes and geographic regions;

[]   exposure to developed market equities, bonds (including Treasuries and corporate bonds), emerging markets, alternative investments (broad commodities exposure, gold and real estate) and inflation;

[]   the weights allocated to the Basket Constituents are dynamic and are determined monthly based on a rules-based methodology that targets an annualized volatility of 5% or less;

[]   an algorithmic portfolio construction which utilizes momentum and correlation across asset classes;

[]   the Index is an excess return index and reflects the weighted performance of the Basket Constituents (including reinvested dividends for the ETF
     Constituents) in excess of the Cash Index; and

[]   the Index levels incorporate a fee of 0.50% per annum and are published on
     Bloomberg under the ticker EEJPUS5E.

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from September 28, 2001 through October
29, 2010 and actual performance from October 30, 2010 to September 30, 2011.
Based on the hypothetical back- tested performance, the Index realized annualized returns of 7.96% per annum over the period, and outperformed both the
S-P 500 Index and the Barclays Capital U.S. Aggregate Bond Index (the "Barclays
Aggregate Bond Index"), on an excess return basis, as well as the S-P 500 on a price return basis. There is no guarantee that ETF Efficiente will outperform the S-P 500 Index or the Barclays Capital Aggregate Index during the term of your investment in securities linked to the Index.

Hypothetical Comparison of the JPMorgan ETF Efficiente Index (Sept 28, 2001 --
Sept 31, 2011)

---------------------------------------------------------------------------------------
                                                                         Barclays
                    ETF Efficiente   S-P 500 Index    S-P 500 Index    Aggregate Index
                                     (Price  Return) (Excess Return)   (Excess Return)
---------------------------------------------------------------------------------------
12 Month Return          7.96%          -0.86%            0.78%           4.88%
 3 Year Return           7.27%          -1.01%            0.00%           6.67%
  (Annualized)
10 Year Return           6.21%           0.84%             0.21%          2.99%
  (Annualized)
Annualized volatility    5.92%          21.76%            21.80%          4.03%
---------------------------------------------------------------------------------------

Source: Bloomberg and J.P. Morgan. Please see notes immediately following the graph below.
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Hypothetical performance of the JPMorgan ETF Efficiente Index (Sept 28, 2001 --
Sept 31, 2011)
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Source: Bloomberg and J.P. Morgan Note: Because the Index did not exist prior to
October 29, 2010, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see
"Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period "Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the full period from September 28, 2001 through September 30, 2011.

"S-P 500 Index Excess Return" represents a hypothetical index constructed from the total returns of the S-P 500 Index with the returns of the Cash Index deducted

"Barclays Aggregate Index Excess Return" represents a hypothetical index constructed from the returns of the Barclays Aggregate Index with the returns of the Cash Index deducted

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Growth Trend of Assets Under Management in ETFs
--------------------------------------------------------------------------------

The ETF industry has grown rapidly since 2002, with total assets under management increasing from approximately $100 billion at the end of 2002 to approximately $954 billion as of 30 September 2011, as illustrated in the chart.
There are now over 1000 ETFs listed in the United States covering a range of asset classes and investment styles.

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Source: State Street Global Advisors.
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Strategy description

The Index employs an allocation strategy based on modern portfolio theory. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an
"efficient frontier" to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

Illustration of the Efficient Frontier

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On a monthly basis, J.P. Morgan Securities Ltd., acting as the ETF Efficiente calculation agent, will rebalance the Index to determine the allocations to the
Basket Constituents based on the mathematical rules that govern the Index. The weights for each Basket Constituent will be determined subject to certain weighting constraints, including constraints on the weight of each Basket
Constituent as well as constraints on the sum of the weights of Basket
Constituents within a sector. For more information on the weighting constraints related to the Basket Constituents comprising the Index, see "What are the
Basket Constituents?". The Index seeks to identify the weights for each Basket
Constituent that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is selected, and the weighting for such portfolio is applied to the Basket Constituents. This forms the practical application of the modern portfolio theory and the efficient frontier. No assurance can be given that the ETF Efficiente Index will achieve its target volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

On each selection date for the monthly rebalancing of the Index, the weighting algorithm implements the following steps:

[]   ETF Efficiente identifies all Eligible Portfolios as described under "What are the Basket Constituents?" and calculates the performance for each portfolio for an observation period over the previous six months.

[]   For each Eligible Portfolio, ETF Efficiente calculates the annualized realized volatility over that same observation period.

[]   The performance and the volatilities of the Eligible Portfolios are used to construct the "efficient frontier."

[]   ETF Efficiente selects the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 5%. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.
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The ETF Efficiente calculation agent will publish the index values for the
Index on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker EEJPUS5E.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Index or that other theories applied to the portfolio of the Basket Constituents would not produce a better result than an investment linked to the Index.

What are the Basket Constituents?

The following table sets forth the Basket Constituents that comprise the Index and the maximum weighting constraints assigned to each asset as well as specific groups of assets ("sectors").

Basket Constituents

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Note: See the relevant disclosure statement for more information on the Index and the Basket Constituents. An Eligible Portfolio is any hypothetical portfolio composed of the above Basket Constituents whose weights satisfy the following weighting constraints:

[]   The minimum possible weight assigned to any Basket Constituent is 0%.
[]   The weight assigned to each Basket Constituent is an integral multiple of 5%.
[]   The maximum possible weight assigned to any Basket Constituent is 20%, with the exception of (i) the JPMorgan Cash Index USD 3 Month or the iShares
     Barclays TIPS Bond Fund, each of which have a maximum possible weight of
     50%; and (ii) the iShares Russell 2000 Index Fund, the iShares S-P GSCI
     Commodity-Indexed Trust or the SPDR Gold Trust, each of which have a maximum possible weight of 10%.
[]   The maximum possible weight assigned to (i) either the Developed Equity or the Bonds sector is 50%; and (ii) either the Emerging Markets or the
     Alternative Investments sector is 25%. In addition, the sum of the weights assigned to the JPMorgan Cash Index USD 3 Month and the iShares Barclays
     TIPS Bond Fund cannot exceed 50%.
[]   The sum of the weights assigned to all Basket Constituents will be equal to
     100%.
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Historical analysis

The Index aims to provide exposure across a diverse spectrum of asset classes and geographic regions.

Diversified exposure

As illustrated in the table below, equities (as represented by the S-P 500
Index) and bonds (as represented by the Barclays Capital Aggregate Index) have historically displayed negative correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described in "What are the Basket Constituents?", ETF Efficiente can dynamically allocate to the
Basket Constituents in response to the current market environment, with the potential to exploit any low historical correlations exhibited by the Basket
Constituents. The hypothetical correlations below illustrate that returns of the Index have historically not been overly dependent on either bonds or equities.

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Summary of hypothetical correlations for Efficiente (Sept 28, 2001 -- Sept 31,
2011)
--------------------------------------------------------------------------------
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Source: Bloomberg and J.P. Morgan

Note: Based on the daily hypothetical back-tested returns. The correlations shown above are for informational purposes only. Hypothetical, historical performance of the Index. Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above. Targeting volatility

As described in "Strategy description," the Index targets an annualized realized volatility of 5%. The graph below illustrates the hypothetical six-month realized volatility of the Index as well as that of the S-P 500 Index and the
Barclays Capital Aggregate Index between September 2001 and September 2011.

Volatility is a measurement of the variability of returns. The historical, or
"realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical daily returns of the indices over a six-month observation period. For any given day, the "six-month annualized volatility" is the annualized standard deviation of the daily returns of the relevant index using the closing levels of the index during the 126 index- day period preceding that day. For example, for the day,
September 30, 2010, the data point on the graph for that day represents the annualized standard deviation of the daily returns using closing levels of the relevant index during the 126 index-days up to and including September 30, 2010.
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Hypothetical six-month annualized volatility (Sept 28, 2001 -- Sept 31, 2011)
--------------------------------------------------------------------------------
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Note: The hypothetical, historical six-month annualized volatility levels of ETF
Efficiente, the S-P 500 Index, and the Barclays Aggregate Index, are presented for informational purposes only. The back-tested, hypothetical, historical six-
month annualized volatility has inherent limitations. These volatility levels reflect historical performance (and in the case of the Index hypothetical historical performance). No representation is made that in the future ETF
Efficiente, the S-P 500 Index or the Barclays Aggregate Index will have the volatilities as shown above. There is no guarantee that ETF Efficiente will outperform any alternative investment strategy, including the Barclays Aggregate
Index or the S-P 500 Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.
Actual six-month annualized volatilities will vary, perhaps materially, from this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical sector weightings

The following graph illustrates the hypothetical historical allocation to the various sectors, the Cash Index (labeled as "Cash") or the iShares TIPS Bond
Fund (labeled as "Inflation") based on the rebalancing mechanics set forth under the "Strategy description." For a detailed description of which Basket
Constituents make up each sector displayed in this graph, please see "What are the Basket Constituents?". Although ETF Efficiente rebalances on a monthly basis, for ease of display, allocations are shown on a semi-annual basis in the chart below.
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Hypothetical allocations Jul 1999 to Jul 2011
--------------------------------------------------------------------------------
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Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the ETF Efficiente algorithm and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket
Constituents during your investment in securities linked to the Index. J.P.
Morgan provides no assurance or guarantee that the actual performance of the
Index would result in allocations among the sectors or the applicable Basket
Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those in the hypothetical historical allocations contained in this hypothetical backtest.
Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The charts below illustrate the average allocation over specific time periods to the various sectors or to Cash or Inflation and are intended to demonstrate how the average allocation of the Index changes during different market environments. These hypothetical allocations were calculated by averaging the monthly allocations during the periods indicated.

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Average allocations in declining equity markets
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Average allocations in rising equity markets
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Source: J.P. Morgan. Numbers have been rounded for convenience.
Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the
Sectors or the applicable Basket Constituents during your investment in securities linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the
Sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.
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Risks associated with the Strategy

THE STRATEGY COMPRISES NOTIONAL ASSETS AND LIABILITIES--The exposures to the dynamic basket that tracks the excess returns of the Basket Constituents above the JPMorgan Cash Index USD 3 Month are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY--The
Strategy employs a mathematical model intended to implement what is known as a momentum-based investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights.
The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE
OF THE STRATEGY--Performances among the Basket Constituents may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type that have a substantial weighting in the Strategy could have a material adverse effect on the performance of the
Strategy.

THE COMMODITY FUTURES CONTRACTS UNDERLYING THE ISHARES S-P GSCI
COMMODITY-INDEXED TRUST ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY
REGIMES--The commodity futures contracts that underlie the iShares S-P GSCI
Commodity-Indexed Trust are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the Strategy or your investment linked to the Strategy. Under these circumstances, we may, in our sole and absolute discretion, determine your payment at maturity early. Because we will not make this early determination payment until the maturity date, the amount you receive at maturity will not reflect any further appreciation of the Strategy after such early determination.

OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE CALCULATION AGENT
AND MAY ADJUST THE STRATEGY IN A WAY THAT AFFECTS ITS LEVEL--The policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Strategy and the value of your investment. JPMSL is under no obligation to consider your interest as an investor in securities linked to the Strategy.

OTHER KEY RISKS:

[]   The Strategy may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 5%.
[]   The investment strategy involves monthly rebalancing and maximum weighting caps that are applied to the Basket Constituents by asset type and geographical region.
[]   Changes in the value of the Basket Constituents may offset each other.
[]   An investment in securities linked to the Strategy is subject to risks associated with non-U.S. markets, including emerging markets.
[]   The securities linked to the Strategy are subject to currency exchange risk.
[]   The Index was established on October 29, 2010, and therefore has no operating history.
[]   J.P. Morgan Securities LLC., one of our affiliates, is the sponsor of the
     JPMorgan Cash Index USD 3 Month and of the index that underlies the iShares
     JPMorgan USD Emerging Markets Bond Fund.
[]   The Index Levels incorporate the deduction of a fee of 0.50% per annum The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.
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